First Quarter 2021 Earnings Call April 28, 2021 Exhibit 99.2

Certain statements contained in this presentation may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This presentation may contain “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets, while others are more specific to our business and operations. These risks and uncertainties include, but are not limited to: market competition; economic downturn; disruption to business operations, including the length and magnitude of disruption resulting from the global COVID-19 pandemic; the inability to meet customer demand and quality requirements; the loss of key customers, suppliers or other business relationships; the capacity and effectiveness of our hedging policy activities; the loss of key employees; levels of indebtedness which could limit our operating flexibility and opportunities; and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law. Forward-looking statements

Non-GAAP measures This presentation includes information regarding certain non-GAAP financial measures, including Adjusted EBITDA, Adjusted EBITDA per metric ton, Free Cash Flow and Net debt. These measures are presented because management uses this information to monitor and evaluate financial results and trends and believes this information to also be useful for investors. Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an adjusted EBITDA-related performance measure when reporting their results. Adjusted EBITDA, Adjusted EBITDA per Metric Ton, Free Cash Flow and Net debt are not presentations made in accordance with IFRS and may not be comparable to similarly titled measures of other companies. These non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures. This presentation provides a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures. We are not able to provide a reconciliation of Adjusted EBITDA guidance to net income, the comparable GAAP measure, because certain items that are excluded from Adjusted EBITDA cannot be reasonably predicted or are not in our control. In particular, we are unable to forecast the timing or magnitude of realized and unrealized gains and losses on derivative instruments, metal lag, impairment or restructuring charges, or taxes without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, our net income in the future.

Jean-Marc Germain Chief Executive Officer

Adj. EBITDA Above Guidance Range; Strong FCF Generation Q1 2021 Highlights Ø Shipments of 385kt, down 2% YoY Ø Revenue decreased 7% YoY to €1.3 billion Ø Net income of €48 million Ø Adj. EBITDA of €121 million, down 18% YoY Ø Cash from Operations of €75 million Ø Free Cash Flow of €46 million Ø Leverage of 4.6x € in millions Adjusted EBITDA Bridge FCF Trend by Quarter € in millions

2020 Sustainability Performance

2020 Sustainability Highlights

- **Safety**: Recordable Case Rate of 1.82*, a record low for CSTM
- **Landfilled waste**: 33% reduction in waste sent to landfill vs. 2015
- **Energy Efficiency**: 3.3% improvement versus 2015
- **ASI Certifications:** Singen, Neuf-Brisach, Dahenfeld, Gottmadingen
- **Recognition**: Ecovadis "Platinum", MSCI "AA", ISS "Prime"
- **ESG Bond**: Issued the first Sustainability-Linked Bond in the metals sector in Q1 2021
- **Recycling Investment:** Planning to invest in >60kt of recycling capacity in Europe
- Preparing 2030 Sustainability Strategy

SPT 1: GHG Emissions Intensity



(25%)
0.808
0.818
0.800
0.770
0.744
0.732
0.615
2015
2016
2017
2018
2019
2020
2025

SPT 2: Recycled Input



10%
624
586
685
2019
2020
2026

* Per one million hours worked.

Constellium First Quarter 2021 – Earnings Call 6

Peter Matt Chief Financial Officer

Q1 2021 Performance Packaging and Automotive Rolled Products Q1 Adjusted EBITDA Bridge € in millions Q1 2021 Q1 2020 Var. Shipments (kt) 267 269 (1)% Revenue (€m) 766 752 2% Adj. EBITDA (€m) 68 66 3% Adj. EBITDA (€ / t) 255 245 4% Ø Adjusted EBITDA of €68 million Ø Lower packaging shipments from the strike and adverse weather at Muscle Shoals, partially offset by record automotive shipments Ø Strong cost control, notably favorable metal costs, improved recovery, and reduced labor costs Ø Unfavorable FX translation

Q1 2021 Performance Aerospace and Transportation Q1 2021 Q1 2020 Var. Shipments (kt) 48 59 (18)% Revenue (€m) 245 359 (32)% Adj. EBITDA (€m) 19 52 (62)% Adj. EBITDA (€ / t) 409 887 (54)% Q1 Adjusted EBITDA Bridge € in millions Ø Adjusted EBITDA of €19 million Ø Lower aerospace shipments partially offset by higher TID shipments Ø Weaker price and mix in aerospace Ø Strong cost control, notably maintenance, labor, and favorable metal costs Ø Unfavorable FX translation

Q1 2021 Performance Automotive Structures and Industry Q1 2021 Q1 2020 Var. Shipments (kt) 70 65 8% Revenue (€m) 350 342 2% Adj. EBITDA (€m) 38 34 10% Adj. EBITDA (€ / t) 540 529 2% Q1 Adjusted EBITDA Bridge € in millions Ø Adjusted EBITDA of €38 million Ø Record automotive shipments; higher industry shipments Ø Weaker price and mix, primarily in industry Ø Strong cost control, notably labor

Q1 Cost Performance

	Q1 2021	Q1 2020	Var.
Revenue (€m)	1,341	1,437	(7)%
Costs (€m)	1,220	1,290	(5)%
Adj. EBITDA (€m)	121	147	(18)%

Q1 Cost Flex


100%
75%
50%
25%
0%
73%
CSTM

Q1 Cost Highlights

- Strong cost performance across segments
  - Extraordinary events in P&ARP (strike, adverse weather, semiconductor shortage)
  - A&T managing well despite lower aerospace shipment levels
  - Higher activity levels in AS&I
- Refinancing reduced interest cost by €20m p.a.

Horizon 2022 Update

- Multiple pillars of opportunity, including:
  - Structural cost reduction: €75m annualized target, expect to be fully achieved in 2021
  - Metal savings: increased recycling, maximizing cast house yields
  - Operational excellence: improve equipment reliability, uptime, yield
  - Procurement savings
- Each initiative provides years of cost improvement opportunities

* Cost flex calculated as change in costs over change in revenue for the 2021 period compared to 2020 period.
Costs calculated as Revenue less Adjusted EBITDA.

Constellium First Quarter 2021 – Earnings Call 11

Net Debt and Liquidity € in millions Net Debt and Leverage Ø Committed to deleveraging Ø Reduced gross debt and cash interest in February refinancing Ø Expect to resume deleveraging in Q2 2021 Ø Targeting leverage of 2.5x Ø No near term bond maturities Ø Extended maturity of ABL to 2026 Ø Strong liquidity position Maturity Profile Liquidity Significant liquidity with no near-term bond maturities € in millions € in millions Leverage: Net Debt / LTM Adjusted EBITDA Debt / Liquidity Highlights * Does not include State Loans

Jean-Marc Germain Chief Executive Officer

End Market Updates Diversified end market exposure; primarily targeting secular growth markets Market Highlights % LTM Revenue Packaging Secular Growth Strong market in North America and in Europe Focus on sustainability driving increased demand for aluminium cans Canmakers adding capacity in both North America and Europe to meet demand 41% Automotive Secular Growth Lightweighting mega-trend penetration driving increased demand for rolled and extruded products Demand for luxury cars, light trucks, and SUVs remains strong Semiconductor availability creating some continued uncertainty despite strong demand from consumers 28% Aerospace Long-term Secular Growth Supply chain destocking continues in the near-term OEMs maintain reduced build rates Vaccination rollout driving increased passenger traffic Long-term trends expected to remain intact (increased passenger traffic, higher build rates for single aisle aircraft) 9% Other Specialties Diversified Cycles Transportation, Industry and Defense (Rolled): North America: Strong transportation, industry, and defense markets Europe: Strong defense market; fast improving industry market Industry (Extrusions): Europe: Strong demand 22%

Key Messages and Guidance

Solid performance in Q1 2021

- Exceeded our Adj. EBITDA guidance range
- Continued to deliver strong cost performance
- Extended track record of consistent FCF generation

Sustainability Mega-Trends are a Significant Opportunity

- Circular Economy: Infinitely recyclable aluminium can and increasing our recycling footprint
- Lightweighting, reducing emissions, and improving safety in transportation
- Electrification of the automotive fleet
- Issued landmark Sustainability-Linked Note

Optimistic about 2021

- Providing full year guidance for Adj. EBITDA and FCF
- Focused on executing our strategy
- End markets remain strong (except aerospace)
- Expect substantial deleveraging beginning in Q2 2021

Targets
2021 Adjusted EBITDA: €510 to €530 million
2021 Free Cash Flow: >€100 million
Long-Term Leverage: 2.5x

Focused on delivering on our strategy and increasing shareholder value

Constellium

First Quarter 2021 – Earnings Call 15

Q&A

Appendix

Reconciliation of Net Income to Adjusted EBITDA Three months ended March 31, (in millions of Euros) 2021 2020 Net income / (loss) 48 (31) Income tax expense / (benefit) 11 (8) Income / (loss) before income tax 59 (39) Finance costs - net 55 45 Income from operations 114 6 Depreciation and amortization 63 66 Restructuring costs 1 — Unrealized (gains) / losses on derivatives (28) 53 Unrealized exchange (gains) / losses from the remeasurement of monetary assets and liabilities - net (2) 2 Share based compensation costs 4 3 Metal price lag (31) 15 Start-up and development costs — 2 Adjusted EBITDA 121 147

(in millions of Euros) Three months ended March 31, 2021 March 31, 2020 Net cash flows from operating activities 75 144 Purchases of property, plant and equipment (32) (57) Property, plant and equipment grants received 3 — Free Cash Flow 46 87 Free Cash Flow Reconciliation

(in millions of Euros) March 31, 2021 December 31, 2020 September 30, 2020 June 30, 2020 March 31, 2020 Borrowings 2,325 2,391 2,456 2,536 2,399 Fair value of cross currency basis swaps, net of margin calls 25 42 26 5 1 Cash and cash equivalents (342) (439) (432) (378) (270) Net Debt 2,008 1,994 2,050 2,163 2,130 LTM Adjusted EBITDA 439 465 475 488 574 Leverage 4.6x 4.3x 4.3x 4.4x 3.7x Net Debt Reconciliation

Reconciliation of Net Income to Adjusted EBITDA Twelve months ended (in millions of Euros) March 31, 2021 December 31, 2020 September 30, 2020 June 30, 2020 March 31, 2020 Net income / (loss) 62 (17) (21) (40) 8 Income tax expense / (benefit) 2 (17) (22) (25) (4) Income / (loss) before income tax 64 (34) (43) (65) 4 Finance costs - net 169 159 164 173 174 Share of income of joint-ventures — — 3 3 3 Income from operations 233 125 124 111 181 Depreciation and amortization 256 259 269 271 265 Impairment of assets 43 43 14 5 — Restructuring costs 14 13 15 14 4 Unrealized (gains) / losses on derivatives (97) (16) (19) (6) 51 Unrealized exchange (gains) / losses from the remeasurement of monetary assets and liabilities – net (5) (1) (1) 1 3 Losses / (gains) on pension plans amendments 2 2 — 1 (1) Share based compensation costs 15 15 15 17 16 Metal price lag (37) 8 39 55 43 Start-up and development costs 3 5 8 10 11 Losses on disposals 4 4 3 1 2 Bowling Green one-time costs related to the acquisition — — (1) (1) (1) Other 8 8 9 9 — Adjusted EBITDA 439 465 475 488 574

Borrowings Table At March 31, At December 31, 2021 2020 (in millions of Euros) Nominal Value in Currency Nominal Rate Nominal Value in Euros (Arrangement fees) Accrued Interests Carrying Value Carrying Value Secured Pan-U.S. ABL (due 2022) $ — Floating — — — — — Secured U.S. DDTL (due 2022) $ — Floating — — — — — Secured PGE French Facility (due 2026) € 180 Floating 180 — 1 181 180 Secured German Facility (due 2022) € — 2.000% — — — — — Secured Inventory Facility (due 2023) € — Floating — — — — — Senior Unsecured Notes Issued May 2014 and due 2024 $ 400 5.750% 341 (2) 7 346 325 Issued February 2017 and due 2025 $ — 6.625% — — — — 534 Issued November 2017 and due 2026 $ 500 5.875% 426 (5) 3 424 411 Issued November 2017 and due 2026 € 400 4.250% 400 (5) 2 397 401 Issued June 2020 and due 2028 $ 325 5.625% 277 (6) 5 276 260 Issued February 2021 and due 2029 € 500 3.750% 426 (7) 2 421 — Unsecured Revolving Credit Facility (due 2021) € — Floating — — — — — Unsecured Swiss Facility (due 2025) CHF 20 1.175% 18 — — 18 18 Unsecured German Facility (due 2022) € — 2.120% — — — — — Lease liabilities 193 — 1 194 195 Other loans 67 — 1 68 67 Total Borrowings     2,328 (25) 22 2,325 2,391 Of which non-current     2,243 2,299 Of which current 82 92